mCig, INC.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

October 30, 2014

Via Edgar

Re:    mCig, Inc.

Form 10-K for Fiscal Year Ended April 30, 2014 Filed August 13, 2014, as amended

Form 10-Q for Fiscal Quarter Ended July 31, 2014 Filed September 19, 2014

File No. 333-175941

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated September 23, 2014 concerning mCig, Inc. and the filings referenced above (the “Company”).

Form 10-K for Fiscal Year Ended April 30, 2014
General

1.    We note your press release from November 7, 2013 stating that you accept bitcoin as payment for your products. Please revise your disclosure to discuss whether you have received payment in bitcoin and if so how you are accounting for it as it is not discussed in your filing.  Additionally, please include a risk factor discussing the volatility of the currency, liquidity issues and the impact holding such assets may have on your balance sheet, statements of operations and statements of cash flows.

RESPONSE:

We have reviewed your recommendation, and accordingly included the following section under “Item 1A. Risk Factors” on Form 10-K for Fiscal Year Ended April 30, 2014 (as amended):

Collection of payments from our customers in Bitcoin pose a risk related to the currency’s volatility and liquidity on our balance sheet, statements of operations and statements of cash flows.

As a way to increase our sales, effective November 7, 2014, the Company announced that effective immediately, it would add Bitcoin as an accepted currency for the payment of products by our customers. Bitcoins are essentially pieces of computer code -- mathematical algorithms -- that represent monetary units. They're exchanged anonymously without a trace and without ever passing through a single bank or other financial institution. Bitcoins are purchased online using real analog money via Bitcoin exchanges and private sellers. They're then used to trade goods and services on the internet. In the recent years, more reputable online vendors are beginning to accept Bitcoins, including WordPress, Reddit and dozens of Etsy vendors. Management believes that Bitcoin can be attractive to businesses mainly because there are zero bank or credit card transaction fees to accept it, which can lead to higher profit margins, more competitive pricing and the ability to operate globally at lower cost. Also, at present Bitcoin transactions are not subject to tax since Bitcoin is not an official form of money issued by any government. Bitcoin transactions are completed instantaneously and anonymously, without having to go through a third-party bank, credit card company or PayPal. But the U.S. Treasury Financial Crimes Enforcement Network has issued rules about Bitcoin transactionsand the IRS is expected to follow suit. There is an ongoing possibility that the rules and regulations regarding Bitcoins can be modified at any time, limiting their benefits of the use of Bitcoins.

Approximately 11 million Bitcoins are currently in circulation. In all, only 21 million will be generated through the year 2140. A single Bitcoin is worth approximately $117 U.S. dollars, according to Tokyo-based Mt. Gox K.K., the leading Bitcoin trading exchange. Values can fluctuate dramatically from day to day. Bitcoin transaction are secured using what's called public key cryptography encryption, a two-part encryption process that involves a combination of public and private data. Each transaction is publicly verified by the peer-to-peer community network of Bitcoin users. However Bitcoins are merely code, and cybercriminals can hypothetically hack them. Cybercriminals recently attacked Mt. Gox and Bitcoin-stealing malware continues to spread via Skype.

To date, the Company had not received a single payment from a customer for our product in Bitcoin. As a result, management decided to pull this option as of January 2014. If, however, we were to receive payments from our customers for purchases in Bitcoin, because of the currency’s volatility, we run the risk of losing money on the translation transaction, as well as liquidity concerns, with the risk of not being able to liquidate the currency; these risks may have an adverse effect on our balance sheet, statements of operations and statements of cash flows.

In addition, we will include a disclosure on the Form 10-K for Fiscal Year Ended April 30, 2014 (as amended) that we have determined not to accept Bitcoin as payment for our products.

Item 1. Business, page 5

2. You disclose in the first paragraph on page 5 that you are “focused on two long-term secular trends sweeping the globe: (1) The decriminalization and legalization of marijuana for medicinal or recreational purposes (2) The adoption of electronic vaporizing cigarettes (commonly known as “eCigs”) by the world’s 1.2 Billion smokers.” Please disclose your basis for these statements that these are significant, long-term trends world-wide.  In addition, revise your statement regarding the adoption of electronic vaporizing cigarettes “by the world’s 1.2 Billion smokers,” as this suggests that there is wide adoption of electronic cigarettes by 1.2 billion smokers. Please also address this comment in your Form 10-Q for the quarter ended July 31, 2014.

RESPONSE:

We have reviewed your recommendation, and accordingly updated to include the following “Item 1. Business” on Form 10-K for Fiscal Year Ended April 30, 2014 (as amended) and on Form 10-Q for Quarter Ended July 31, 2014 (as amended) as well as in the Management Discussion and Analysis of Financial Condition and Results of Operation:

Since October 2013, mCig, Inc. has positioned itself as a technology company focused on two products marijuana and electronic vaporizing cigarettes: (1) the decriminalization and legalization of marijuana for medicinal or recreational purposes - legalizing medicinal and recreational marijuana usage is steadily on the rise not only domestically but also internationally. Marijuana has been decriminalized in over twenty countries, in over five continents. In the United States, medical marijuana has been legalized in 24 states, with almost half of these occurring in the past five years. Recreational marijuana has now been decriminalized in 18 states, with the latter ten passing legislation in the past five years. Fourteen states have referendums and reforms about the legality of recreational and medicinal marijuana coming up in their next elections. Management believes that by 2016, it is very likely that five more states, Alaska, California, Arizona, Maine, and Oregon, will legalize the use and sale of recreational marijuana in the same manner as Washington and Colorado. Accordingly, management has concluded that decriminalization and legalization of marijuana for medicinal or recreational purposes is escalating domestically and internationally (2) The adoption of electronic vaporizing cigarettes (commonly known as “eCigs”), as smokers, we believe, moves away from traditional cigarettes onto e-cigarettes. Smoking tobacco causes numerous health problems, including disease and death. Smoking becomes very addicting quickly, and the most difficult part is cessation. E-cigarettes, we contend, offer a safer and healthier alternative to traditional tobacco cigarettes. E-cigarettes operate by heating a mixture of liquid nicotine and flavoring, which is then inhaled and exhaled in the same manner as a cigarette. However, e-cigarettes do not contain any tobacco or other dangerous additives. Scientific research, as commonly known, has shown that the leading cause of cancer in smokers comes from the carcinogens in tobacco. As the movement towards personal health grows, we believe smokers are trying to quit their harmful habits. E-cigarettes, in our opinion, provide a safe transition from harmful traditional cigarettes.

In addition, the Notes to our financials will be revised to read:

Since October 2013, mCig, Inc. has positioned itself as a technology company focused on two products marijuana and electronic vaporizing cigarettes:

The reference to the number of smokers has been deleted throughout the disclosure.

3. We note your disclosure in your risk factors that you rely on Chinese factories to manufacture your product. Please identify your sources of raw materials and the names of your principle suppliers and if you rely on one or a few major customers. Additionally, please disclose your backlog. Please refer to Item 101 of Regulation S-K.

RESPONSE:

The dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog. (There may be included as firm orders government orders that are firm but not yet funded and contracts awarded but not yet signed, provided an appropriate statement is added to explain the nature of such orders and the amount thereof. The portion of orders already included in sales or operating revenues on the basis of percentage of completion or program accounting shall be excluded.)

We have reviewed your recommendation, and accordingly updated to include the following on Form 10-K for Fiscal Year Ended April 30, 2014 (as amended):

We rely primarily on a Chinese factory for the production of our products.

We rely almost exclusively on a Chinese factory, specifically our principle supplier, Bauway H.K. Investments, for the manufacturing of mCig’s and VitaCig’s. Therefore, our ability to maintain operations is dependent on this third-party manufacturer. Bauway H.K. Investments holds the capacity to produce 20,000 mCig’s and 50,000 VitaCig’s per month. Currently, it takes our manufacturer approximately 8 hours to produce 1,000 mCig’s and 3 hours to produce 1,000 VitaCig’s.

It currently involves the following raw materials: Stainless Steel Tubing for Battery housing and Atomizing Chambers. Atomizing Chambers are composed of a battery powered wire assembly housed on top of a ceramic base. Battery type used is Lithium Polymer 360mAh which is housed inside of the stainless steel tubing. The mouthpiece is made of food grade silicon. Plastic USB Charger for battery assembly holds a small PCB to regulate charging.  Another small PCB controls the battery function and voltage which is controlled by a clickable plastic power button seated in the stainless steel tubing that can be pressed rapidly in succession to power on/power off the battery and adjust its voltage.  A small stainless steel cleaning tool is included along with cardboard for packaging and plastic blister packaging printed with instructions and branding.

All of our Raw Materials are provided by Shenzhen Bauway Technology Co., Ltd. is the factory of Bauway (H.K) Investment Limited in Shenzhen.

Further,  the following represent the processes in this production  by the manufacturer.  Our average mCig orders of 5,000 units take around 3 weeks to come in to our warehouse from the time of the original order placement and for an average VitaCig order of 20,000 units around 4 weeks to come into our warehouse location from the time of the original order placement from our Chinese manufacturer.  Furthermore, we do not currently have any exclusive product or distribution arrangements with our manufacturer and the loss or disruption of the production of our products could have a material adverse effect on our business, financial condition and results of operations.

Potential Risks in Public Perception Associated with Chinese Factories.

Should Chinese factories continue to draw public criticism for exporting unsafe products, we may be adversely and materially affected by the stigma associated with Chinese production. This in turn would negatively affect our business operations, our revenues, and our financial projections and prospects.

We have reviewed your recommendation, and accordingly updated to include the following on Form 10-K for Fiscal Year Ended April 30, 2014 (as amended) and on Form 10-Q for Quarter Ended July 31, 2014 (as amended) in the Management Discussion and Analysis of Financial Condition and Results of Operation:

We do not rely on one or a few major customers but rely on general sales to numerous customers online.

     The Market for Electronic Cigarettes, page 6

4. We note your statement that that electronic cigarettes may be used in some instances where for regulatory or safety reasons tobacco burning cigarettes may not be used, but that you cannot provide any assurance that future regulations may not affect where electronic cigarettes may be used.  Please also briefly discuss the possibility that private businesses, such as coffee houses or restaurants, may also impose restrictions on the use of electronic cigarettes even absent regulations. Furthermore, disclose that the FDA has indicated that e-cigarettes and their potential risks have not been fully studied.  As a result, consumers currently do not know the potential risks of e-cigarettes when used as intended, how much potentially harmful chemicals are being inhaled during use, or whether there are any benefits associated with these products.

RESPONSE:

We have reviewed your recommendation, and accordingly included the following section under “The Market for Electronic Cigarettes on Page 6” on Form 10-K for Fiscal Year Ended April 30, 2014 (as amended):

In some cities, electronic cigarettes have begun to face the same regulations as traditional cigarettes, while in the majority of the country e-cigarettes are judged independently and are available for use in most places. Private businesses have the right to impose restrictions on the use of e-cigarettes in their establishments. If e-cigarettes become subject to the same restrictions as tobacco cigarettes, this could adversely affect our business. We provide smokers with a safer alternative for themselves and the people around them, and by prohibiting the use of e-cigarettes they may lose their appeal as substitute to traditional tobacco burning cigarettes.

The FDA has indicated that e-cigarettes and their potential risks have not been fully studied. Since e-cigarettes are new, their long-term effects are not well known, including the potential risks of e-cigarettes when used as intended and how many potentially harmful chemicals are being inhaled during use. However, even with the limited research that we have now, it is well known that e-cigarettes are still much safer and healthier than traditional cigarettes. The largest health benefit of e-cigarettes is when used as a smoking cessation tool. The leading cause of disease from smokers is caused by the tar found in cigarettes, which e-cigarettes do not have.

Distribution and Sales

5. Please enhance your disclosure to discuss the wholesale aspect of your business.

RESPONSE:

We have reviewed your recommendation, and accordingly included the following section under “Distribution and Sales” on Form 10-K for Fiscal Year Ended April 30, 2014 (as amended):

All of our sales are exclusively conducted online. Our wholesale program, known as “WDR”, operates through our website. Wholesale distributors and re-sellers contact our sales team through  the website to agree upon a wholesale rate based on quantity. After a specific rate is established between the WDR customer and the mCig team, the order is placed through our website in the same manner as a direct customer. Payment is obtained with credit card verification through our third party agent, though in specific cases payment may be made with a direct wire transfer, personal check, cash, or money order.

Item 1A. Risk Factors

6.  You begin this risk factor with the sentence, “Once our shares begin trading, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly.”  Please revise this risk factor to reflect that your common stock is already trading.  Identify your trading market and discuss the risks in the context of your stock’s trading market and trading history.

RESPONSE:

We have reviewed your recommendation, and accordingly included the following as part of our Risk Factors on Form 10-K for Fiscal Year Ended April 30, 2014 (as amended):

The market price of our common stock has been and may continue to be volatile or may decline regardless of the Company’s operating performance, and you may not be able to resell your shares at or above the initial public offering price and the price of our common stock may fluctuate significantly.

Since the commencement of trading of our common stock on the OTC Markets, the market price of our common stock has been volatile, and fluctuates widely in price in response to various factors, which are beyond our control. Since the commencement of trading of our common stock on the OTC Markets, the price of our common stock went from approximately $0.08 / per share to almost $0.90 / per share in less than 3 months. However, after experiencing growth, the stock declined by almost 50% within the next 3 months (where the price of the stock as of Fiscal Year Ending April 30, 2014 we are trading approximately at $0.45 / per share). We attribute this large fluctuation especially on the industry that we operate in. Management believes that our price is also affected by the industry in which we operate such that , when the industry is doing well, we believe our stock price will benefit but when the industry is experience a down turn, , we will not  be immune from the decline.

Furthermore, we must note that the price of our common stock is not necessarily indicative of our operating performance or long-term business prospects. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. Factors such as the following could cause the market price of our common stock to fluctuate substantially:

Volatility in our common stock price may subject us to securities litigation.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities to us and could divert our management’s attention and resources from managing our operations and business.

Failure to achieve and maintain effective internal controls, page 13

7. We note your final paragraph in this risk factor discussion. It would appear that your assertions that your current internal controls are adequate conflict with both the status of your operations and your analysis on page 38. Please revise your risk factor to ensure that it addresses risks relevant to your business and does not contradict disclosure in other areas of your filing.

RESPONSE:

The Company has deleted this risk factor as the Company is not subject to Section 404 of the Sarbanes Oxley Act since it is a small reporting Company.  The Company agrees with the disclosure on page 38 that the control over financial reporting is ineffective for the reported reasons.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

Recent Sales of Unregistered Securities, page 15

8. Please further clarify the April 14, 2014 transaction. It is not clear how the company issued 750,000 shares “by transferring these shares of common stock held by Paul Rosenberg.”  Disclose what consideration was received for the shares and who received it.  Please provide us with a copy of the “Security Purchase Agreement.”

RESPONSE:

We have noted your suggestion and corrected this section per our 10-K for the Year Ended April 30, 2014 (as amended) to now state the following:

On April 14, 2014, the Company issued 750,000 shares of common stock at $0.4 per share in accordance with a Security Purchase Agreement between mCig, Inc. and an institutional investor as part of the Company's deployment of a national market strategy dated as of April 14, 2014. Simultaneously, our CEO cancelled an equal amount of shares (750,000) owned by him, resulting in a net non-dilutive transaction to existing mCig, Inc. shareholders. These shares were valued at $300,000 based on the price at $0.4 per share. It was considered as capital contribution. See Exhibit 10.22 Stock Purchase Agreement.

9. We note your risk factor on page 10 discussing product exchanges, returns, and warranty claims. Please revise your disclosure to discuss your warranty costs and the percentage of products you have exchanged. Please also address this comment in your Form 10-Q for the quarter ended July 31, 2014.

RESPONSE:

We have noted your suggestion and appropriately included a Warranties, Product exchanges and returns section, along with a description, per our form 10-K as of Year End April 30, 2014 and our Form 10-Q for the quarter ended July 31, 2014:

Warranties

Warranty reserves include management’s best estimate of the projected costs to repair or to replace any items under warranty, based on actual warranty experience as it becomes available and other known factors that may impact our evaluation of historical data. We review our reserves at least quarterly to ensure that our accruals are adequate in meeting expected future warranty obligations, and we will adjust our estimates as needed. Initial warranty data can be limited early in the launch of a product and accordingly, the adjustments that we record may be material. Because of the nature of our products, customers are made aware that as soon as a mCig is packed with marijuana, they automatically void their warranty, primarily because it is against federal laws to mail a product that has been in proximity of marijuana. As a result, the products that can be returned as a warranty replacement is extremely limited. For VitaCig, the warranty limitations are extremely limited, since as soon as a customer takes off the freshness seal of the product, the warranty is no longer applicable. As a result, due to the Company’s warranty policy, the Company did not have any significant warranty expenses to report as of Fiscal Year End April 30, 2014. Based on these actual expenses, the warranty reserve, as estimated by management as of April 30, 2014 was at $0. Any adjustments to warranty reserves are to be recorded in cost of sales.

It is likely that as we start selling higher priced products, that are not affected by federal shipping laws and/or are not single use items (such as eLiquid Juice Vaporizer), we will acquire additional information on the projected costs to service work under warranty and may need to make additional adjustments. Further, a small change in our warranty estimates may result in a material charge to our reported financial results.

Product exchanges and product returns

The total for product exchanges and product returns as of April 30, 2014 and as of July 31, 2014 were immaterial. As a result, all product exchanges and product returns were recorded as a reduction to revenues.

Operating Expenses, page 19

10. We note your disclosure regarding your operating expenses. Please revise your disclosure to clarify what is meant by “the increase is primarily due to the decrease in professional fees, stock-based compensation, and general and administrative expenses.” Based on the following paragraph, all of these expenses increased when compared to fiscal year ended April 30, 2013.

RESPONSE:

We have noted your suggestion and corrected this section per our 10-K for the Year Ended April 30, 2014 (as amended) to state the following:

“the increase is primarily due to the increase in professional fees, stock-based compensation, and general and administrative expenses.”

Please note that this was strictly an oversight on our part.  We had intended to disclose that the increase was attributed to increases in individual expenses, instead of a decrease.

Liquidity and Financial Condition, page 19

11. Please tell us and disclose the significant sources of net cash provided by financing activities during the year ended April 30, 2014, and whether you believe the Company has sufficient working capital for the next twelve months.

RESPONSE:

We have added the following disclosure section titled “Cash Flows from Financing Activities” as part of our 10-K for the Year Ended April 30, 2014 (as amended):

Cash Flows from Financing Activities

For the years ended April 30, 2014 and 2013, we have financed our operations primarily through proceeds from advances from a related party and the net proceeds from our private offerings of common stock. For the next twelve months, management does not anticipate the need for any cash provided by financing activities, since they believe that the Company has sufficient working capital through the end of Fiscal Year Ending April 30, 2015.

Net cash provided by financing activities was $383,050 during the year ended April 30, 2014 and was comprised of an advance payment in the amount of $83,050 from a related party and the sum of $300,000 received from the issuance of common stock for cash to an outside investor.

Net cash provided by financing activities was $63,745 during the year ended April 30, 2013 and was comprised of an advance payment from a related party.

Off-Balance Sheet Arrangements, page 19

12.  Please tell us and disclose whether the Company has any commitments to provide financing to your subsidiary VitaCig, Inc. after a planned spin-off.

RESPONSE:

We have included the following disclosure as part of the “Off-Balance Sheet Arrangements” section per our 10-K for the Year Ended April 30, 2014 (as amended):

“mCig, Inc. does not have any commitments to provide financing to its subsidiary, VitaCig, Inc., after the  planned spin-off.”

Report of Independent Registered Public Accounting Firm, page F-1

13.  Refer to the last paragraph. Please revise to comply with AU Section 341, paragraph 13.

RESPONSE:

We have noted your suggestion and accordingly replaced the last part paragraph on the “Report of Independent Registered Public Accounting Firm” on page F-1 as part of our 10-K dated as of April 30, 2014 (as amended):

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Furthermore, we have included this new note, as appropriate, to Comply with AU Section 341, Paragraph 13.

8.      GOING CONCERN ISSUES

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has an accumulated deficit at April 30, 2014 of $381,653 and needs additional cash to maintain its operations.

These factors raise doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company’s continued existence is dependent upon management’s ability to develop profitable operations, continued contributions from the Company’s executive officers to finance its operations and the ability to obtain additional funding sources to explore potential strategic relationships and to provide capital and other resources for the further development and marketing of the Company’s products and business.

The plan is contingent that product sales will begin to cover all costs, as the Company begins to expect to become profitable by January 1, 2015. To be able to accomplish this the Company will be able to do so by raising prices on all of its products. The Company’s plan all along was to enter the market with a pricing strategy that was substantially below its competitors. By utilizing this pricing strategy, the Company was able to obtain new customers and to grow its brands. Through observation and market study, management was able to determine that the demand for its product was inelastic. As a result, he Company originally priced the mCig 2.0 at $10 per unit. By August of 2014, when the Company expects to launch mCig 2.5, the price is expected to hit $15. As opposed to the mCig 2.0, which did not provide any profit margin for the Company, as they used this opportunity to expand, the price of the mCig 2.5 will leave plenty of room for a hefty profit margin for the Company. For VitaCigs, the Company used somewhat of a different pricing strategy. Originally, they were launched at $2 per unit. Within a month after the launch, the price of the unit went up to $3, Only by August of 2014, management expects for the price to finally hit its market price at $5 per unit.

Note 1. Business Description and Basis of Presentation, page F-6

14.  Refer to the last sentence. We are unable to locate a recent Form S-1 filing. Please tell us and disclose when you plan to file such filing. Please address this comment on page 7 of your Form 10-Q for the quarter ended July 31, 2014.

RESPONSE:

mCig, Inc. does not plan to file a Form S-1 and all mentions of an S-1 has been removed from the 10-Q for July 31, 2014.

Note 4. Investments, page F-11

15. Since the previous shareholders of Vapolution, Inc. have the right to rescind the agreement until January 23, 2015, it appears to us that you should account for the investment under the cost method. Please revise or advise.

RESPONSE:

The Company agrees that the acquisition of Vapolution should be recorded on a cost basis since there is a rescission clause effective January 23, 2015.

The Company did not make an adjustment to the financial statements as the deposit for Vapolution cost method is $625,000.  The Company inadvertently disclosed this value as a fair value rather than cost basis in the Form 10-K for April 30, 2014.

We have deleted the footnote 3. Business Combination and have modified our disclosure as follows:

4. Deposit Vapolution, Inc.

The Company has determined the appropriate way to report its deposit  in Vapolution using the cost method of accounting. Specifically, as reported Per ASC 325-30-35-3, the fair value of restricted stock is not readily determinable since the seller has the right to rescind the agreement effective through January 23, 2015.  Therefore the Company has recorded this as a deposit on the cost method, mCig reported its deposit in Vapolution as of April 30, 2014 in the amount of $625,000.  The Company issued the 2,500,000 in common stock as a deposit and the transaction with Vapolution will then be finally transacted on January 23, 2015 when the right to rescind the transaction has expired.

The Company has treated this transaction as a deposit since the payment of the 2,500,000 million shares is a pre-closing deposit.  The Company will true up the remaining balance of the shares to be issued in January of 2015 after the right to rescind the transaction has expired as noted in the Amended Stock Purchase Agreement.  The Company intends to revalue the transaction in January based up on the current performance of the operations.  The Company does not presently have control of the Vapolution and will not until the final closing of this transaction.  At that time the Company will treat this acquisition in January of 2015 as a Business Combination with the appropriate disclosures.

Note 5. Stockholders’ Equity

Common Stock, page F-12

16.  We note your reference to “controlled subsidiary.” Since you do not have control of

Vapolution, Inc., please revise accordingly. Additionally, please revise your similar disclosure on pages 15 and 17.

RESPONSE:

We have removed all mention that Vapolution is a controlled subsidiary since the Company will not have control until the right to rescind the transaction effective date of January 23, 2015 has expired.

Preferred Stock, page F-13

17.  Please revise to account for the Series A Preferred Stock conversion feature as an embedded derivative pursuant to ASC 815-40 and separate it from the preferred stock host and account for it at fair value under ASC 815 from September 23, 2013 until July 15, 2014. Please also address this comment in your Form 10-Q for the quarter ended July 31, 2014.

RESPONSE:

Preferred Stock

On September 23, 2013, the Company entered into a Share Cancellation / Exchange / Return to Treasury Agreement with Paul Rosenberg, the Chief Executive Officer of mCig, Inc., for the cancellation of 230,000,000 shares of our common stock held by Mr. Rosenberg in exchange for 23,000,000 shares of our company’s Series A Preferred Stock. Under the terms of the Agreement, the Preferred Shares only have voting rights and no right to convert to common stock in accordance with the Certificate of Certification filed with the State of Nevada on September 10, 2013. The Series A Preferred shares of mCig, Inc. carry ten (10) votes per each share of Preferred stock while mCig, Inc.’s common shares carry one (1) vote per each share outstanding.

On April 10, 2014, the Share Cancellation / Exchange / Return to Treasury Agreement was amended. Under terms of the amended agreement, all or any part of the Preferred Shares held by Shareholder can be converted at any time or from time to time, and can be exchanged for a stated number of the company's Common Stock Shares.  The amendment was rejected by the State of Nevada as the conversion did not have a stated number of shares that converts and thus was invalid.

On July 16, 2014, the Board of Directors approved the conversion rate of ten for one (ten shares of common stock for each share of Series A Preferred Stock). In addition, the Board of Directors reduced the authorized number of shares of Series A Preferred Stock to the amount issued and outstanding (23,000,000) and executed a lock up agreement such that Mr. Rosenberg cannot convert the Series A Convertible Preferred Stock until after the year ended April 30, 2015.  The Certificate of Certification was filed on July 17, 2014 with the State of Nevada.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 38

18.  We note you disclose that internal control over financial reporting was not effective at April 30, 2014 due to lack of sufficient staff and need for a full-time CFO. We note your disclosures under Disclosure Controls and Procedures; however, please disclose these material weaknesses and remediation steps being undertaken.  Refer to Item 308 of Regulation S-K.

RESPONSE:

We propose the following language to incorporate into our annual report:

Our Principal Executive Officer and Principal Financial Officer, currently the same person, conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2013 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our evaluation and the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as of April 30, 2014, based on the COSO framework criteria. Management has identified control deficiencies regarding the lack of segregation of duties and the need for a stronger internal control environment. Our management believes that these material weaknesses are due to the small size of our accounting staff. The small size of our accounting staff may prevent adequate controls in the future, such as segregation of duties, due to the high cost of such remediation relative the benefit expected to be derived thereby.

We anticipate that when we obtain sufficient funding and have substantial production, we will resolve the segregation of duties issue by naming a CFO or new company officer that will resolve any issues surrounding segregation of duties.

In the interim period, to mitigate the current limited resources and limited employees, we rely heavily on direct management oversight of transactions, along with the use of external legal and accounting professionals. As we grow, we expect to create a new finance and accounting position that will allow for proper segregation of duties consistent with control objectives, and will increase our personnel resources and technical accounting expertise within the accounting function.  As our financing staff grows we will prepare and implement appropriate written policies and checklists which set forth procedures for accounting and financial reporting with respect to the duties within the internal control framework. These current control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to our consolidated financial statements may not be prevented or detected on a timely basis. Accordingly, we have determined that these control deficiencies as described above together constitute a material weakness.

(b) Limitations on Effectiveness of Controls and Procedures

Our management, including our chief executive officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include, but are not limited to, the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Item 11. Executive Compensation

Summary Compensation Table, page 41

19. We note that you do not include the compensation awards for the most recently completed fiscal year. Please revise your disclosure to include the information required by Item 402 of Regulation S-K.

RESPONSE:

We have modified our Compensation Table to include our COO and CTO we have also modified Item 10 Directors, Executive Officers and Corporate Governance to include both officers and their respective information in accordance with Item 402 of Regulation S-K.

All directors of our company hold office until the next annual meeting of the security holders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Paul Rosenberg	Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, President, Secretary, Treasurer and Director	45	May 23, 2013

 Mark Linkhorst                 Chief Operating Officer                           38                                         November 26, 2013

 Patrick Lucey                     Chief Technology Officer                       36                                         July 10, 2014

Executive Officers and Directors

Summary Compensation Table

The following tables set forth certain information concerning all compensation paid, earned or accrued for service by (i) our Principal Executive Officer and Principal Financial Officer and (ii) all other executive officers who earned in excess of $100,000 in the fiscal year ended April 30, 2014,  and each of the other two most highly compensated executive officers of the Company who served in such capacity at the end of the fiscal year whose total salary and bonus exceeded $100,000 (collectively, the “Named Executive Officer”):

2014 and 2013 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation($)	Total ($)

Paul Rosenberg CEO, President & Chairman	2013 2014	- -	- -	- -	- -	- -	- -	- -	- -

Mark Linkhorst, COO	2013 2014	- -	- -	- 41,500	- -	- -	- -	- -	- 41,500

Patrick Lucey, CTO	2013 2014	- -	- -	- -	- -	- -	- -	- -	- -

2014 and 2013 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards						Stock Awards
Name	Year	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
		Exercisable	Unexercisable

Paul Rosenberg	2013 2014	- -	- -	- -	- -	- -	- -	- -	- -	- -

Mark Linkhorst	2013 2014	- -	- -	- -	- -	- -	- -	- -	- -	- -

Patrick Lucey	2013 2014	- -	- -	- -	- -	- -	- -	- -	- -	- -

Employment Agreements

20. You disclose that you have other officers, including a Chief Operating Officer and Chief Technology Officer, “none of which are named executive officers.”  Please tell us why your Chief Operating Officer and Chief Technology Officer are not “executive officers” pursuant to Rule 3b-7 of the Securities Exchange Act of 1934.  In the alternative, provide the disclosure required by Item 401 of Regulation S-K and, if applicable, Item 402 of Regulation S-K.

RESPONSE:

We have incorporated their employment agreements as exhibit in the filing Form 10-K for April 30, 2014.  Our Chief Operating Officer and Chief Technology Officer are not named execute officers as defined pursuant to Rule 3b-7 of the Securities Exchange Act of 1934 a president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance) and  have no authority to affect policy of the Company.

While we acknowledge that they are officer of the Company, we will revised the disclosure to read  “none of which are named executive officers pursuant to Rule 3b-7 of the Securities Exchange Act of 1934.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 42

21.  Please revise the beneficial ownership table to disclose the percentage of each class of voting securities beneficially owned by any officer, director or more than five percent beneficial holder.  Add a column to the table to disclose the total voting power of each beneficial owner.

RESPONSE:

We have incorporated our COO and CTO into the table for Beneficial Ownership as officers of the Company as shown below.

The following table sets forth, as of April 30, 2014, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our common shares, as well as by each of our current directors and  officers as a group. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Paul Rosenberg	14,755,416 common shares 23,000,000 preferred shares	5.46%

 Mark Linkhorst                                                                          500,000 common shares                                    1.8%

 Patrick Lacey                                                                                    -0-                                                                     0%

Total as a group(3)                                              15,755,416 common shares

    23,000,000 preferred shares                            7.29%

(1)Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 30, 2014.  As of April 30, 2014 there were 270,135,000 shares of our company’s common stock issued and outstanding.

Description of Securities, page 42 Preferred Stock, page 43

22. Please disclose all the material terms of the Series A preferred stock, including dividend, redemption and liquidation rights.

RESPONSE:

We have incorporated the following:

On September 23, 2013, the Company entered into a Share Cancellation / Exchange / Return to Treasury Agreement with Paul Rosenberg, the chief executive officer of mCig, Inc., for the cancellation of 230,000,000 shares of our common stock held by Mr. Rosenberg in exchange for 23,000,000 shares of our company’s Series A Preferred Stock. Under the terms of the Agreement the Preferred Shares only have voting rights and no right to convert to common stock in accordance with the Certificate of Certification filed with the State of Nevada on September 10, 2013. The Series A Preferred shares of mCig, Inc. carry ten (10) votes per each share of Preferred stock while mCig, Inc.’s common shares carry one (1) vote per each share outstanding.

On April 10, 2014, the Share Cancellation / Exchange / Return to Treasury Agreement was amended. Under terms of the amended agreement, all or any part of the Preferred Shares held by Shareholder can be converted at any time or from time to time, and can be exchanged for a stated number of the company's Common Stock Shares.  The amendment was rejected by the State of Nevada as the conversion did not have a stated number of shares that converts and thus was invalid.

On July 16, 2014, the Board of Directors approved the conversion rate of ten for one (ten shares of common stock for each share of Series A Preferred Stock). In addition, the Board of Directors reduced the authorized number of shares of Series A Preferred Stock to the amount issued and outstanding (23,000,000) and executed a lock up agreement such that Mr. Rosenberg cannot convert the Series A Convertible Preferred Stock until after the year ended April 30, 2015.  The Certificate of Certification was filed on July 17, 2014 with the State of Nevada.

The Series A Preferred Stock shall rank senior to the Company's common stock, par value $0.0001 per share, and to all other classes and series of equity securities of the Company which by their terms do not rank senior to the Series A Preferred Stock ("Junior Stock"). The Series A Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding.  No dividend shall be declared or paid on the Preferred Stock and no preemptive rights.

Each share of Series A Preferred Stock shall be entitled to vote those number of shares equal to ten times the amount of the Series A Preferred Stock held by the individual. The individual, through the ownership of this Series A Preferred Stock, has the voting power to act on the behalf of the Corporation, to call a special meeting of the shareholders, to remove and/or replace the Board of Directors or management or any individual members thereof in the event that one or more of the foregoing has done, or failed to do, anything which, in his sole judgment, will materially and adversely impact the business of the Corporation in any manner whatsoever, including, but not limited to, any violations of any state or federal securities laws, or any action which could cause the bankruptcy, dissolution, or other termination of the Corporation. In no event will the ombudsman have the right or power to participate in the normal and usual daily operations of the Corporation.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 44

23.  You statement that there have been no transactions “that exceeded $120,000.”  Please note that, pursuant to Regulation S-K Item 404(d)(1), you must provide the disclosure required by Item 404(a) for any transaction “in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years.”  You must also provide Item 404(a) disclosure for the last two fiscal years.  Refer to Instruction 2 to Item 404(d).

Please confirm that there were no transactions pursuant to these requirements.

RESPONSE:

We have deleted that paragraph and have incorporated the related party transactions into to Item 13 of the filing as follows.

On July 13, 2011, the Officer of the Company contributed an amount of $100 towards additional paid in capital.

As of April 30, 2013, the Company was obligated to Mr. Benjamin Chung for an unsecured and non-interest bearing demand loan with a balance of $172,678.

Effective April 19, 2013, Benjamin Chung and Paul Rosenberg signed the “Debt Assignment, Consent and Release Agreement”, according to which the Assignor (Benjamin Chung) grants, assign, transfer and set over unto the Assignee (Paul Rosenberg) his entire right, title and interest in and to the Debt upon the terms and conditions contained in the Agreement.

On July 30, 2013, Mr. Paul Rosenberg, President and CEO, agreed to forgive all the debts (the sum of $172,678) owed to him by the Company and recorded as Additional paid in capital.

As of October 31, 2013, the President and CEO of the Company, Mr. Paul Rosenberg advanced the Company the amount of $65,050 for operating purposes.

On November 26, 2013, Mark Linkhorst was appointed as Chief Operation Officer (COO) of the Company. According to his employment agreement he should be paid 1,000,000 shares of our common stock for the first year. On November 26, 2013, the Company issued 500,000 shares of common to Mark Linkhorst for future services to be rendered. Simultaneously, Paul Rosenberg cancelled an equal amount of shares (500,000) owned by him. On this date, these shares had a FMV of $41,500 based on the price on the date of grant, and was classified as a capital contribution on the Company’s books.

The remaining 500,000 shares of common stock that are owed to Mr. Linkhorst for his future services as COO of mCig, Inc. will be paid out and recorded at FMV on a monthly basis, at a rate of 83,333 shares per month. As of April 30, 2014, Mr. Linkhorst has received an aggregate of 500,000 shares.

As of April 30, 2014, none of these common stock shares were earned by Mr. Linkhorst. As a result, this expense was not accrued in the current period.

On January 23, 2014, Mr. Paul Rosenberg has cancelled 2,500,000 shares of common stock owned by him, as part of a Stock Purchase Agreement between mCig and Vapolution, Inc. resulting in a net non-dilutive transaction to existing mCig, Inc. shareholders.

On January 31, 2014, Mr. Paul Rosenberg, President and CEO, agreed to forgive all debts (the sum of $65,050) owed to him by the Company and recorded as Additional paid in capital.

On April 30, 2014, Mr. Paul Rosenberg, President and CEO, agreed to forgive debts (the sum of $15,000) owed to him by the Company and recorded as Additional paid in capital.

As of April 30, 2014, Mr. Paul Rosenberg, President and CEO, cancelled 665,882 common stock shares for services rendered by employees and consultants. Furthermore, an additional 135,000 shares of common stock were issued by the Company for services rendered by employees and consultants. The total amount of these shares, included as part of the Company’s equity roll-forward equaled $189,470.

Form 10-Q for Fiscal Quarter Ended July 31, 2014

Consolidated Statements of Operations for three Months Ended July 31, 2014

24. Please provide the required disclosures of share-based compensation of $1,044,956 per ASC 718-10-50.

RESPONSE:

Stock Issued for Services

During the three months ended July 31, 2014, the Company issued 2,538,556 shares of common stock as compensation. The fair values of the shares were a total of $1,044,956 and were recorded at the market price on the date of grant. The issuances of stock were as follows:

Date	Number of Shares	Fair Value	Description of Services
May 16, 2014	59,167	$26,956	Compensation to consultant - Margera
May 29, 2014	519,886	229,141	Compensation to consultant - Ross
May 15, 2014	697,674	300,000	Compensation for Billboard Advertising
May 26, 2014	55,917	25,240	Compensation to consultant - Stranberg
June 26, 2014	109,915	48,829	Compensation for advertising
July 11, 2014	34,239	15,947	Compensation for advertising
July 15, 2014	252,055	20,921	Compensation to COO
July 15, 2014	100,000	44,225	Compensation to Pharmacist
July 15, 2014	78,333	14,833	Compensation for Advertising
May 1, 2014	37,236	43,737	Compensation to Marketing Director
May 29, 2014	284,091	125,000	Commission for advertiser
July 15, 2014	17,511	7,500	Compensation to employee
July 15, 2014	24,000	11,990	Compensation to employee
July 15, 2014	60,000	29,180	Compensation to executive assistant
July 15, 2014	52,532	25,589	Compensation for marketing
July 15, 2014	120,000	58,360	Compensation to accounting consultant
July 15, 2014	36,000	17,508	Compensation for research services
Total	2,538,556	$1,044,956

The Company hereby acknowledges:

•                       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Paul Rosenberg

Paul Rosenberg

     Chief Executive Officer